United States securities and exchange commission logo





                               January 29, 2021

       Bahija Jallal, Ph.D.
       Chief Executive Officer and Director
       Immunocore Holdings Limited
       92 Park Drive
       Milton Park
       Abingdon, Oxfordshire OX14 4RY
       United Kingdom

                                                        Re: Immunocore Holdings
Limited
                                                            Registration
Statement on Form F-1
                                                            Filed January 15,
2021
                                                            File No. 333-252166

       Dear Dr. Jallal:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1 filed January 15, 2021

       Prospectus Summary
       Our Pipeline, page 2

   1. We note your response to prior comment 1 and the updated pipeline table. The arrows for
                                                        IMC-C103C, IMC-F106C,
GSK01 and IMC-I109V are drawn to the end of the Phase 1
                                                        column. However, your
disclosure in the Business section indicates that the Phase 1 portions of the
clinical trials for each of these product candidates are still ongoing. Please shorten the arrows in
the pipeline chart to match the current status of each trial as described in Business
or advise.
 Bahija Jallal, Ph.D.
FirstName  LastNameBahija    Jallal, Ph.D.
Immunocore     Holdings Limited
Comapany
January 29,NameImmunocore
             2021              Holdings Limited
January
Page 2 29, 2021 Page 2
FirstName LastName
Business
Phase 3 Clinical Trial, page 146

2. Please revise your description of your Phase 3 clinical trial of tebentafusp to provide safety and tolerability data including a description of any adverse events and/or serious adverse events that were linked to treatment.
3. We note your comparison of the observed hazard ratio in your Phase 3 trial of tebentafusp to the hazard ratios observed in several other Phase 3 trials of treatments for uveal and cutaneous melanoma. Given that these were not head-to-head trials and that the treatments in the control arms of the other trials in the table varied from the control treatment in your trial, please tell us why you believe it is appropriate to include these comparisons. Include in your response whether you expect to be able to rely on this data to support an application for marketing approval from the FDA or comparable regulatory body for commercialization of tebentafusp.
Additional ImmTAC Clinical Programs, page 148

4. We note your response to prior comment 16 and updated disclosure. Please revise to disclose the specific endpoints for the ongoing clinical trials described in this section.
Financial Statements, page F-1

5. Your audited financial statements are currently older than 12 months and this is an initial public offering of your shares. Accordingly, please update your financial statements pursuant to Item 8.A.4 of Form 20-F or provide the appropriate representations in an exhibit. Refer to Instruction 2 to Item 8.A.4.
Exhibits

6. The date of you auditor consent is January 15, 2020. Please have your auditor provide an appropriately dated consent.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Bahija Jallal, Ph.D.
Immunocore Holdings Limited
January 29, 2021
Page 3

       You may contact Jenn Do at 202-551-3743 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact
Alan Campbell at 202-551-4224 or Jeff Gabor at 202-551-2544 with any other questions.



                                                          Sincerely,
FirstName LastNameBahija Jallal, Ph.D.
                                                          Division of
Corporation Finance
Comapany NameImmunocore Holdings Limited
                                                          Office of Life
Sciences
January 29, 2021 Page 3
cc:       Courtney T. Thorne, Esq.
FirstName LastName